UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-34934

COSTAMARE INC.
(Translation of registrant’s name into English)

7 rue du Gabian, MC 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Monaco, May 12, 2021 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported new business developments that have taken place in 2021 and not been previously announced. The below reflects the most up-to-date business developments and fleet information as of the date of this report on Form 6-K or as of any earlier date stated in this Form 6-K.

I.	VESSEL ACQUISITIONS

A.	CONCLUDED ACQUISITIONS

1.	c/v Aries, a 2004-built, 6,492 TEU containership, delivered in February 2021 and chartered to ONE for a period of 22 to 25 months.

2.	c/v Argus, a 2004-built, 6,492 TEU containership, delivered in March 2021 and chartered to ONE for a period of 22 to 25 months.

3.	c/v Glen Canyon, a 2006-built, 5,642 TEU containership, delivered in March 2021 and chartered to ONE for a period of 11 to 13 months.

4.	c/v Androusa, a 2010-built, 4,256 TEU containership, delivered in April 2021 and chartered to Maersk for a period of 24.5 to 27.5 months.

B.	PENDING ACQUISITIONS

1.
One 2008-built, 4,578 TEU containership, expected to be delivered within 2021. Upon delivery, the vessel will commence its charter with Maersk for a period of 24.5 to 27.5 months at a daily rate of $22,750.

2.
One 2009-built, 4,578 TEU containership, expected to be delivered within 2021. Upon delivery, the vessel will commence its charter with ZIM for a period of 32 to 36 months at a daily rate of $25,500. The agreement to acquire this vessel has been previously announced by the Company, however, at that time there was no agreement on the vessel’s employment.

3.
One 2009-built, 4,259 TEU containership, expected to be delivered within 2021. Upon delivery, the vessel will commence its charter with Maersk for a period of 24 to 27 months at a daily rate of $30,000.

4.
One 2002-built, 5,908 TEU containership, expected to be delivered within 2021. Upon delivery, the vessel will commence its charter with Maersk for a period of 60 to 64 months at a daily rate of $28,822.

5.
One 2001-built, 6,712 TEU containership, expected to be delivered within 2021. Upon delivery, the vessel will commence its charter with Maersk for a period of 60 to 64 months at a daily rate of $30,075.

6.
One 2002-built, 5,570 TEU containership, expected to be delivered within 2021. Upon delivery, the vessel will commence its charter with Maersk for a period of 60 to 64 months at a daily rate of $28,822.

Total investment amount for the acquisition of the above ten vessels will be $225.0 million.

II.	VESSEL SALES

1.	Agreement to sell the 2003-built, 5,928 TEU containership, Venetiko. The sale of the vessel is expected to be completed in 2021.

2.	Agreement to sell the 1996-built, 1,504 TEU containership, Prosper. The sale of the vessel is expected to be completed in 2021.

3.	Agreement to sell the 2001-built, 5,576 TEU containership, Ensenada (co-owned with York Capital). The sale of the vessel is expected to be completed in 2021.

III.	NEW FINANCING AGREEMENTS

1.
$150 million loan facility agreement with a leading European financial institution, in order to refinance the existing indebtedness of the 2017-built, 11,010 TEU containerships Cape Kortia and Cape Sounio (both acquired in 2021, as previously announced) and for general corporate purposes.

2.
$147 million loan facility agreement with a leading US financial institution, in order to refinance the existing indebtedness of the 2017-built, 11,010 TEU containerships Cape Tainaro and Cape Artemisio (both acquired in 2021, as previously announced) and for general corporate purposes.

3.
$75 million loan facility agreement with a leading European financial institution, in order to refinance the existing indebtedness of the 2016-built, 11,010 TEU containership Cape Akritas (both acquired in 2021, as previously announced) and for general corporate purposes.

4.	$23 million loan facility agreement with a European financial institution, in order to finance the acquisition of the 2004-built, 6,492 TEU containerships Aries and Argus.

5.	$14 million loan facility agreement with a European financial institution, in order to finance the acquisition of the 2006-built, 5,642 TEU containership Glen Canyon.

6.
$18.5 million loan facility agreement with a European financial institution, in order to refinance the existing indebtedness of the 1996-built, 8,044 TEU sister containerships, Maersk Kleven and Maersk Kotka and for general corporate purposes.

IV.	NEW FINANCING COMMITMENTS

The Company has signed commitment letters for the following financings:

o
$159.1 million commitment with a European financial institution, in order to finance the acquisition of three secondhand vessels expected to be delivered in 2021 and to refinance an existing facility with the same financial institution of an outstanding amount of $51.1 million.

o	$79.0 million commitment with a European financial institution, in order to finance the acquisition of Androusa, and the acquisition of three secondhand vessels expected to be delivered in 2021.

V.	FLEET LIST

The tables below provide additional information, as of April 30, 2021, about our fleet of containerships, including our newbuilds on order, the vessels acquired pursuant to the Framework Deed with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest and those vessels subject to sale and leaseback agreements. As of April 30, 2021, contracted revenues of our fleet based on our fleet’s employment amount to $2.9 billion (such amount includes our ownership percentage of contracted revenues for the five vessels owned pursuant to the Framework Agreement with York Capital Management). The fleet’s TEU-weighted average remaining time charter duration, assuming the earliest redelivery dates was 4.2 years.  Each vessel is a cellular containership, meaning it is a dedicated container vessel.

A.	OPERATING FLEET VESSELS

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON(ii)	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(ii)	Evergreen	2016	14,424	(*)	August 2026

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
5	THESEUS(ii)	Evergreen	2016	14,424	(*)	August 2026
6	YM TRIUMPH(ii)	Yang Ming	2020	12,690	(*)	May 2030
7	YM TRUTH(ii)	Yang Ming	2020	12,690	(*)	May 2030
8	YM TOTALITY(ii)	Yang Ming	2020	12,690	(*)	July 2030
9	YM TARGET(ii)	Yang Ming	2021	12,690	(*)	November 2030
10	CAPE AKRITAS	ZIM/MSC	2016	11,010	34,750/33,000	June 2031(3)
11	CAPE TAINARO	ZIM/MSC	2017	11,010	38,000/33,000	April 2031(3)
12	CAPE KORTIA	ZIM/MSC	2017	11,010	34,750/33,000	July 2031(3)
13	CAPE SOUNIO	ZIM/MSC	2017	11,010	38,000 /33,000	March 2031(3)
14	CAPE ARTEMISIO	Hapag Lloyd	2017	11,010	36,650	March 2025
15	COSCO GUANGZHOU	COSCO	2006	9,469	30,900	April 2022
16	COSCO NINGBO	COSCO	2006	9,469	30,900	April 2022
17	YANTIAN	COSCO	2006	9,469	39,600	February 2024
18	COSCO HELLAS	COSCO	2006	9,469	39,600	February 2024
19	BEIJING	COSCO	2006	9,469	39,600	March 2024
20	MSC AZOV	MSC	2014	9,403	46,300	December 2026(4)
21	MSC AMALFI	MSC	2014	9,403	46,300	March 2027(5)
22	MSC AJACCIO	MSC	2014	9,403	46,300	February 2027(6)
23	MSC ATHENS(ii)	MSC	2013	8,827	45,300	January 2026(7)
24	MSC ATHOS(ii)	MSC	2013	8,827	45,300	February 2026(8)
25	VALOR	Hapag Lloyd	2013	8,827	32,400	April 2025
26	VALUE	Hapag Lloyd	2013	8,827	32,400	April 2025
27	VALIANT	Hapag Lloyd	2013	8,827	32,400	June 2025
28	VALENCE	Hapag Lloyd	2013	8,827	32,400	July 2025
29	VANTAGE	Hapag Lloyd	2013	8,827	32,400	September 2025
30	NAVARINO	MSC	2010	8,531	31,000	January 2025
31	MAERSK KLEVEN	Maersk	1996	8,044	25,000	June 2023(9)
32	MAERSK KOTKA	Maersk	1996	8,044	25,000	June 2023(10)
33	MAERSK KOWLOON	Maersk	2005	7,471	16,000	June 2022
34	KURE	COSCO	1996	7,403	31,000	March 2023
35	MSC METHONI	MSC	2003	6,724	29,000	September 2021
36	YORK	Maersk	2000	6,648	21,250	August 2022
37	KOBE	RCL Feeder	2000	6,648	14,500	August 2021
38	SEALAND WASHINGTON	Maersk	2000	6,648	25,000	March 2022(11)
39	SEALAND MICHIGAN	Maersk	2000	6,648	25,000	March 2022(11)
40	SEALAND ILLINOIS	Maersk	2000	6,648	25,000	March 2022(11)
41	MAERSK KOLKATA	Maersk	2003	6,644	25,000	March 2022(11)
42	MAERSK KINGSTON	Maersk	2003	6,644	25,000	March 2022(11)
43	MAERSK KALAMATA	Maersk	2003	6,644	25,000	March 2022(11)
44	ARIES	ONE	2004	6,492	(*)	December 2022
45	ARGUS	ONE	2004	6,492	(*)	January 2023
46	GLEN CANYON	ONE	2006	5,642	(*)	January 2022
47	ZIM NEW YORK	ZIM	2002	4,992	14,438	October 2021(12)
48	ZIM SHANGHAI	ZIM	2002	4,992	14,438	October 2021(12)
49	LEONIDIO(ii)	Maersk	2014	4,957	14,200	December 2024
50	KYPARISSIA(ii)	Maersk	2014	4,957	14,200	November 2024
51	MEGALOPOLIS	Maersk	2013	4,957	13,500	July 2025

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
52	MARATHOPOLIS	Maersk	2013	4.957	13,500	July 2025
53	OAKLAND (ex. OAKLAND EXPRESS)	Maersk	2000	4,890	24,500	March 2023
54	VULPECULA	OOCL	2010	4,258	22,700	February 2023
55	VOLANS	ZIM	2010	4,258	7,000	June 2021
56	VIRGO	Maersk	2009	4,258	30,200	February 2024
57	VELA	OOCL	2009	4,258	22,700	January 2023
58	ANDROUSA	Maersk	2010	4,256	22,750	May 2023
59	NEOKASTRO	(*)	2011	4,178	(*)	December 2021
60	ULSAN	Maersk	2002	4,132	12,000	June 2021
61	POLAR ARGENTINA(i)(ii)	Maersk	2018	3,800	19,700	October 2024
62	POLAR BRASIL(i)(ii)	Maersk	2018	3,800	19,700	January 2025
63	LAKONIA	COSCO	2004	2,586	17,300	February 2022
64	SCORPIUS	Pool	2007	2,572	Pool Participation
65	ETOILE	(*)	2005	2,556	(*)	February 2023
66	AREOPOLIS	COSCO	2000	2,474	17,300	March 2022
67	MONEMVASIA(i)	Maersk	1998	2,472	9,250	November 2021
68	MESSINI	(*)	1997	2,458	18,000	January 2022
69	ARKADIA(i)	Evergreen	2001	1,550	8,650	June 2021
70	MICHIGAN	MSC	2008	1,300	5,800	September 2021
71	TRADER	(*)	2008	1,300	(*)	November 2021
72	LUEBECK	MSC	2001	1,078	7,750	February 2022

B.	FLEET VESSELS AGREED TO BE SOLD WITHIN 2021

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	VENETIKO	(*)	2003	5,928	(*)	July 2021
2	ENSENADA(ii)	(*)	2001	5,576	21,500	June 2021
3	PROSPER	Sealand Maersk Asia	1996	1,504	8,500	May 2021

C.	FLEET VESSELS AGREED TO BE ACQUIRED WITHIN 2021

	Vessel Capacity (TEU)	Year Built	Agreed Daily Charter Rate (U.S. dollars)	Charter Tenor
1	4,578	2008	22,750	24.5 – 27.5 months from vessel’s delivery to the charterer
2	4,578	2009	25,500	32 – 36 months from vessel’s delivery to the charterer
3	4,259	2009	30,000	24 – 27 months from vessel’s delivery to the charterer
4	5,908	2002	28,822	60 – 64 months from vessel’s delivery to the charterer
5	6,712	2001	30,075	60 – 64 months from vessel’s delivery to the charterer
6	5,570	2002	28,822	60 – 64 months from vessel’s delivery to the charterer

D.	FLEET VESSEL UNDER CONSTRUCTION

	Vessel Name	Shipyard	Capacity (TEU)	Charterer	Expected Delivery(13)
1	YZJ2015-2061(ii)	Jiangsu Yangzijiang Shipbuilding Group	12,690	Yang Ming	Q2 2021

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters could expire.
(3)
Upon redelivery of each vessel from ZIM between May 2021 and October 2021, each vessel will commence a charter for a period of approximately 10 years, with MSC at a daily rate of $33,000. Until then the daily charter rate of Cape Akritas and Cape Kortia will be $34,750 and the daily charter rate of Cape Sounio and Cape Tainaro will be $38,000.

(4)	This charter rate will be earned by MSC Azov until December 2, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(5)	This charter rate will be earned by MSC Amalfi until March 16, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(6)	This charter rate will be earned by MSC Ajaccio until February 1, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(7)	This charter rate will be earned by MSC Athens until January 29, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(8)	This charter rate will be earned by MSC Athos until February 24, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(9)
From April 9, 2021, the daily rate of Maersk Kleven is a base rate of $17,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000.

(10)
From April 25, 2021, the daily rate of Maersk Kotka is a base rate of $17,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000.

(11)
The daily rate for Sealand Washington, Sealand Michigan, Sealand Illinois, Maersk Kolkata, Maersk Kingston and Maersk Kalamata is a base rate of $16,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000.

(12)
The amounts in the table reflect the current charter terms, giving effect to our agreement with ZIM under its 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of ZIM’s equity at that time and approximately $8.2 million in interest bearing notes maturing in 2023. In May 2020, the Company exercised its option to extend the charters of ZIM New York and ZIM Shanghai for a one year period at market rate plus $1,100 per day per vessel while the notes remain outstanding. The rate for this sixth optional year has been determined at $14,438 per day.

(13)	Based on latest shipyard construction schedule, subject to change.

(i)	Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest of 49% in each of the vessel-owning entities.
(ii)	Denotes vessels subject to a sale and leaseback transaction.

(*)	Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2021

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
	Name:	Gregory G. Zikos
	Title:	Chief Financial Officer